SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation Notice for the 122nd Ordinary General Meeting of Shareholders (Thursday, May 31, 2012)

(Translation)

To: Shareholders	May 31, 2012

CONVOCATION NOTICE FOR

THE 122nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 122nd Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 22, 2012
Place:	Convention Hall of Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 122nd period, the consolidated financial statements and the non-consolidated financial statements for the 122nd period (from April 1, 2011 to March 31, 2012)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning election of 8 Directors

2nd Subject for Discussion:

Matters concerning bonus payments for Directors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting. Early arrival will be recommended because the reception desk will be crowded at the opening time of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota-global.net/ir/sh_info/meeting/convocation.html

Yours very truly,

Yasuo Masumoto
Representative Director, Chairman, President & CEO
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning election of 8 Directors

The term of office of all 8 Directors of Kubota Corporation will expire at the conclusion of the 122nd Ordinary General Meeting of Shareholders. Accordingly, it is proposed to elect 8 Directors of Kubota Corporation.

Among the 8 candidates for Directors, Messrs. Yuzuru Mizuno and Junichi Sato are candidates for outside Directors.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including important concurrent offices)
1	Yasuo Masumoto	56,000 Shares	Representative Director, Chairman, President & CEO of Kubota Corporation
(April 21, 1947)
			January 2011;	Representative Director, Chairman, President & CEO of Kubota Corporation (to present)

			January 2009;	Representative Director, President & CEO of Kubota Corporation

			April 2008;	Executive Vice President and Director of Kubota Corporation

			April 2007;	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			April 2006;	Executive Managing Director of Kubota Corporation

			April 2005;	Deputy General Manager of Industrial & Material Systems Consolidated Division

			January 2005;	In charge of Quality Assurance & Manufacturing Promotion Dept.

			June 2004;	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

			April 2004;	Managing Director of Kubota Corporation,

			April 2004;	In charge of Manufacturing Planning & Promotion Dept.

			April 2003;	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

			June 2002;	Director of Kubota Corporation

			October 2001;	General Manager of Farm Machinery Division

			April 1971;	Joined Kubota Corporation

2	Tetsuji Tomita (March 6, 1950)	32,000 Shares	Representative Director and Executive Vice President of Kubota Corporation, In charge of Corporate Staff

			April 2012;	In charge of Corporate Staff (to present)

			April 2011;	Representative Director and Executive Vice President of Kubota Corporation (to present)

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation

			January 2009;	General Manager of Farm & Industrial Machinery Consolidated Division

			January 2009;	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2008;	Managing Director of Kubota Corporation

			June 2005;	Director of Kubota Corporation

			April 2004;	President of Kubota Tractor Corporation

			April 1973;	Joined Kubota Corporation

3	Satoru Sakamoto (July 18, 1952)	27,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters

			April 2012;	In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters (to present)

			June 2011;	In charge of Global IT management Office

			April 2011;	Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			October 2010;	In charge of Planning & Control Headquarters

			April 2009;	Director and Managing Executive Officer of Kubota Corporation

			April 2009;	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

			June 2006;	Director of Kubota Corporation

			April 2006;	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.

			April 1976;	Joined Kubota Corporation

4	Masatoshi Kimata (June 22, 1951)	43,000 Shares	Senior Managing Executive Officer of Kubota Corporation, In charge of Water & Environment Domain, General Manager of Tokyo Head Office

			April 2012;	In charge of Water & Environment Domain, General Manager of Tokyo Head Office (to present)

			August 2010;	President of SIAM KUBOTA Corporation Co., Ltd.

			July 2010;	Senior Managing Executive Officer of Kubota Corporation (to present)

			June 2009;	Managing Executive Officer of Kubota Corporation

			April 2009;	Director and Managing Executive Officer of Kubota Corporation

			April 2009;	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2008;	Managing Director of Kubota Corporation

			April 2007;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			June 2005;	Director of Kubota Corporation

			October 2001;	General Manager of Tsukuba Plant

			April 1977;	Joined Kubota Corporation

5	Toshihiro Kubo (April 5, 1953)	20,000 Shares	Director and Managing Executive Officer of Kubota Corporation, General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office

			April 2012;	General Manager of Human Resources & General Affairs Headquarters (to present)

			June 2011;	Director and Managing Executive Officer of Kubota Corporation (to present)

			April 2011;	Managing Executive Officer of Kubota Corporation

			June 2010;	In charge of Secretary Dept. and Corporate Communications Dept.

			April 2010;	General Manager of Head Office (to present)

			April 2010;	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept. and Tokyo Administration Dept.

			June 2009;	Executive Officer of Kubota Corporation

			April 2009;	Director and Executive Officer of Kubota Corporation

			April 2009;	Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure Business Promotion Headquarters, Water & Environment Systems, Social Infrastructure Production Control Dept.

			June 2007;	Director of Kubota Corporation

			June 2007;	General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division and Production Control Headquarter in Water, Environment & Infrastructure Consolidated Division

			October 2005;	General Manager of Planning Dept. in Ductile Iron Pipe Division

			April 1979;	Joined Kubota Corporation

6	Shigeru Kimura (September 10, 1953)	17,000 Shares	Managing Executive Officer of Kubota Corporation, General Manager of Planning & Control Headquarters

			April 2011;	Managing Executive Officer of Kubota Corporation (to present)

			October 2010;	General Manager of Planning & Control Headquarters (to present)

			June 2009;	Executive Officer of Kubota Corporation

			April 2009;	Director and Executive Officer of Kubota Corporation

			April 2009;	In charge of Corporate Planning & Control Dept. (assistant)

			June 2008;	Director of Kubota Corporation

			December 2002;	General Manager of Finance & Accounting Dept.

			April 1977;	Joined Kubota Corporation

7	Yuzuru Mizuno (January 21, 1948)	22,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

			June 2009;	Director of Kubota Corporation (to present)

			July 2008;	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)

			June 2005;	Corporate Auditor of Kubota Corporation

			July 2004;	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations

			February 2004;	Director (non full-time) of Nippon Otis Elevator Company

			October 2000;	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.

			October 2000;	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.

			June 1998;	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.

			December 1995;	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.

			April 1970;	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

8	Junichi Sato (March 26, 1950)	3,000 Shares	Director of Kubota Corporation Senior Executive Officer Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan)

			June 2011;	Director of Kubota Corporation (to present)

			June 2007;	In charge of Global Sales Strategies for Commercial and Industrial Refrigeration (excluding Japan)

			June 2007;	In charge of Global Air-Conditioning Business (excluding Japan) (to present)

			May 2005;	General Manager Global Operations Division

			June 2004;	In charge of Global Operations Division, Air-Conditioning Operations in the Europe/Middle East/Africa Region and President & Managing Director Daikin Europe N.V.

			June 2004;	Senior Executive Officer Daikin Industries, Ltd.(to present)

			June 2003;	Senior Associate Officer Daikin Industries, Ltd.

			June 2000;	In charge of Global Operations Division, Air-Conditioning Operations in the Europe Region and President & Managing Director Daikin Europe N.V.,

			June 2000;	Associate Officer Daikin Industries, Ltd.

			July 1998;	President & Managing Director Daikin Europe N.V.

			December 1973;	Joined Daikin Industries, Ltd.

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Directors.

2.	Mr. Yuzuru Mizuno is a candidate for outside Director and has adequate experience and considerable insight as a professional in corporate accounting, finance and overseas business operations for a long time. In addition, he had assumed office as a Corporate Auditor of Kubota Corporation for four years. Kubota Corporation considers that he could give advice on globalization, corporate management and strategy from a wide-ranging viewpoint and experience.

He will have assumed office as an outside Director for three years at the end of the 122nd ordinary general meeting of shareholders.

3.	Mr. Junichi Sato is a candidate for outside Director and has adequate experience and considerable insight as a professional in overseas business operations and corporate strategy for a long time. Kubota Corporation considers that he could give advice on globalization, corporate management and strategy from a wide-ranging viewpoint and experience.

He will have assumed office as an outside Director for one year at the end of the 122nd ordinary general meeting of shareholders.

4.	Kubota Corporation reported to Tokyo Stock Exchange and Osaka Securities Exchange that Messrs. Yuzuru Mizuno and Junichi Sato are independent directors of Kubota Corporation under the rules of those securities.

2nd Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay Directors’ bonuses (¥96.7 million) for 6 Directors (excluding outside Directors) at the end of the fiscal year ended March 31, 2012, in consideration of results of operations for the fiscal year ended March 31, 2012.

Kubota Corporation asks shareholders to entrust the amount of bonuses for each Director to the Board of Directors.

End of documents

REFERENTIAL MATERIALS FOR THE MATTERS TO BE REPORTED

Business Report for the 122nd Period

(from April 1, 2011 to March 31, 2012)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and subsidiaries

For the year ended March 31, 2012, Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased revenues and profit from the prior year due to its company-wide efforts for increasing sales and reducing costs in severe business environment, such as strong yen and natural disasters.

For the year ended March 31, 2012, revenues of the Company increased ¥74.3 billion (8.0%), to ¥1,008.0 billion from the prior year. Domestic revenues increased from the prior year due to steady sales of products related to public works, while sales of farm equipment remained at approximately the same level as the prior year. Overseas revenues substantially increased due to upturn in sales of tractors, construction machinery and engines in North America and Europe, while revenues in Asia outside Japan recorded slight increase mainly due to the Thailand floods. The ratio of overseas revenues to consolidated revenues was 50.5%, 1.7 percentage points higher than the prior year end.

Operating income increased ¥19.6 billion (22.7%), to ¥105.7 billion from the prior year. Operating income in Farm & Industrial Machinery largely increased due to increased overseas revenues and cost reduction in spite of negative effects of stronger yen. Operating income in Water & Environment Systems, Social Infrastructure and Other also increased.

Income before income taxes and equity in net income of affiliated companies was ¥100.9 billion, ¥9.6 billion (10.6%) higher than in the prior year, because of decreases in gain on sales of securities-net and gain on nonmonetary exchange of securities, which partly offset an increase in operating income. Income taxes were ¥36.5 billion, and equity in net income of affiliated companies was ¥1.6 billion. Accordingly, net income increased ¥4.9 billion (8.0%), to ¥66.0 billion. After deducting ¥4.5 billion of net income attributable to noncontrolling interests, net income attributable to Kubota Corporation was ¥61.6 billion, ¥6.7 billion (12.3%) higher than in the prior year.

Natural disasters such as the Great East Japan Earthquake and the Thailand floods caused trouble of parts procurement and power shortage as for manufacturing. However, they didn’t make a huge impact on revenues with the exception of the areas of distress.

2) Review of Operations by Reporting Segments

(a) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 9.6% from the prior year, to ¥713.9 billion and accounted for 70.8% of consolidated revenues.

Domestic revenues increased 4.0%, to ¥235.4 billion. Domestic sales of farm equipment were at almost the same level as in the prior year. Sales of farm equipment decreased in the area affected by the Great East Japan Earthquake, while they increased in other areas. On the other hand, sales of construction machinery substantially increased due to the market recovery. Sales of engines also increased steadily.

Overseas revenues increased 12.6%, to ¥478.5 billion. In North America, sales of tractors increased due to a gain in market share of the Company, and sales of construction machinery significantly increased owing to market recovery and the effect of launching new products. Sales of engines also increased steadily supported by firm demand. In Europe, sales of construction machinery and engines increased substantially due to an expansion of demand, while sales of tractors were at approximately the same level as the prior year. In Asia outside Japan, sales of farm equipment showed only slight increases, mainly due to the floods in Thailand.

(b) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment increased 3.0%, to ¥198.5 billion from the prior year, and accounted for 19.7% of consolidated revenues.

Domestic revenues increased 3.3%, to ¥184.6 billion. Sales of environment-related products, such as waste water treatment equipment and plants increased. Sales of pipe-related products were at almost the same level as the prior year. Overseas revenues decreased 1.4%, to ¥13.9 billion.

(c) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery and air-conditioning equipment.

Revenues in this segment increased 7.2%, to ¥64.8 billion from the prior year, and accounted for 6.4% of consolidated revenues.

Domestic revenues increased 8.6%, to ¥48.1 billion. Although sales of spiral welded steel pipes, electronic equipped machinery and air-conditioning equipment increased, sales of industrial castings and vending machines decreased from the prior year. Overseas revenues increased 3.4%, to ¥16.7 billion, mainly owing to increased sales of industrial castings.

(d) Other

Other comprises construction, services and other business.

Revenues in this segment increased 6.3%, to ¥30.8 billion from the prior year, and accounted for 3.1% of consolidated revenues. Sales of other business increased, while sales of construction decreased.

Revenues by Reporting Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Farm & Industrial Machinery	713.9	9.6%	70.8%
Water & Environment Systems	198.5	3.0	19.7
Social Infrastructure	64.8	7.2	6.4
Other	30.8	6.3	3.1

Total	1,008.0	8.0	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥31.1 billion during the fiscal year under review, including investments of new overseas facility of construction machinery and producing new models.

4) Financing

Funds for capital expenditures were obtained mainly from the Company’s internal resources. On the other hand, funds for sales finance were obtained mainly from borrowings.

(2) Initiatives of the Company Going Forward

The Company is aiming to respond flexibly to severe changes in the corporate environment and become a “sustainable company” that can continue to develop sustainably for the long term. To realize this objective, the Company is strengthening the initiatives it has taken thus far of pursuing “management emphasizing the front-line of business, with focus on technology and manufacturing capabilities,” and “enhancing CSR management,” as it also implements the following policies.

1) Growth and Expansion of Overseas Business

The Company’s overseas business activities have generally continued to grow and expand steadily, despite some temporary slowdowns as a result of economic downturns. The expansion of overseas business is indispensable for the Company’s further development, and the expansion of business in the emerging markets is one of the highest-priority issues. The Company is currently establishing production sites for engines in Thailand and construction machinery in China with the aim of leveraging the output of these sites to substantially expand its business activities in China and the rest of Asia. In addition, outside the emerging countries, the Company is establishing a new tractor plant in North America, and, looking forward, the Company will continue to expand its overseas production to manufacture market-oriented products.

The Company is also working to establish regional business operating systems that will make it easy to achieve the effective use of resources at the regional level and plan and implement management measures and policies that are suited to local conditions. With the establishment of a regional management company in China last year as a first move in this direction, the Company will strive to upgrade and strengthen its regional management functions going forward.

2) Formulation and Implementation of Long-Term Growth Strategies in the Fields of Food, Water, and the Environment

The Company is implementing a new growth strategy aimed at long-term business development, which is focused around the fields of food, water and the environment. In the field of food, the Company is accelerating its efforts to become a comprehensive manufacturer of agricultural machinery and is working to enter the production of large-scale agricultural machinery for dry-field farming. During the fiscal year under review, the Company moved forward with the adoption of large-scale machinery and acquired Kverneland ASA, a Norwegian manufacturer of agri-implements. Looking forward, the Company will accelerate its initiatives in this direction. On the other hand, in the fields of water and the environment, the Company has clearly defined its priority markets and is moving to secure new growth opportunities by formulating and implementing business strategies to strengthen its position in these markets. In Asia especially, where rapid growth is anticipated, the Company will aggressively expand its business activities, not only in China, which is a market the Company has already entered, but also in other countries in the region.

3) Implementation of Structural Reforms

As the Company works to grow and expand its overseas business, it will implement structural reforms related to its products and businesses in the domestic market, which is diminishing in size. In the domestic market, the Company will take measures to strength its position in fields where growth is possible. However, in those fields where shrinkage and decline will be unavoidable because of economic and social changes, the Company will make drastic structural reforms. By implementing thorough structural reforms, the Company will secure its performance in the medium-to-long term and reallocate its resources to growth fields.

4) Organizational Realignment for Globalization of Management and Business Expansion

To accelerate the globalization and expansion of its business activities from an organizational perspective, the Company implemented major organizational changes effective on April 1, 2012. These included eliminating its previous consolidated division system and realigning the 14 operating divisions that existed under the consolidated division system into 7 business divisions. The elimination of the consolidated division system is aimed at creating a flatter organizational structure that will facilitate rapid decision making and, thereby, strengthen the Company’s ability to respond to changes in the operating environment. The realignment of the operating divisions has the objectives of expanding the scale of these divisions to make it possible to use their resources more efficiently and realize synergies among businesses. In addition, to promote the development of solutions to address issues and themes that cross over business divisions, the Company has introduced the business domain concept. Two such domains have been established: the Farm & Industrial Machinery Domain and the Water & Environment Domain, and members of the Board of Directors have been appointed to take overall charge of them. Moreover, staff administrative departments in various divisions that perform similar functions have been integrated into the headquarters organization in the Corporate Staff section with the aims of strengthening Group business support functions and governance functions. These realignments of administrative functions, together with the previously mentioned regional management functions, will support growth from an organizational standpoint.

5) Issues upon which the Company should implement countermeasures

(Actions for the health hazard of asbestos)

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

Initiatives to date

•	Relief payment

Kubota Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 232 parties up to March 31, 2012.

•	Actions for Medical support for asbestos-related diseases

The Company has paid a contribution to Hyogo College of Medicine for the purpose of medical treatment and research of asbestos-related diseases, which was allocated for the year ended March 31, 2012.

Although the world economy is continuing to grow, led principally by the Asian region, there are many uncertain factors, including the fiscal crises in the European region, and conditions remain unstable. In addition, especially in overseas markets, Chinese, Korean, and other companies are expanding rapidly, and competition among companies is becoming increasingly intense. The business environment for the Company is forecast to be increasingly severe. However, the Company plans to move forward steadily with the previously mentioned initiatives and aims to attain growth and development in the long term as well as substantially increase its corporate value.

We look forward to the continuing support of our shareholders in the years ahead.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2009 (119th)	Year ended March 31, 2010 (120th)	Year ended March 31, 2011 (121st)	Year ended March 31, 2012 (122nd)
Revenues (in billions of yen)	1,107.5	930.6	933.7	1,008.0
Operating income (in billions of yen)	102.8	69.7	86.1	105.7
Income before income taxes and equity in net income of affiliated companies (in billions of yen)	83.3	73.5	91.3	100.9
Net income attributable to Kubota Corporation (in billions of yen)	48.1	42.3	54.8	61.6
Net income attributable to Kubota Corporation per common share (in yen) (Basic)	37.68	33.28	43.11	48.75
Total assets (in billions of yen)	1,385.8	1,409.0	1,356.9	1,487.7
Equity (in billions of yen)	616.2	671.6	681.4	707.2
Kubota Corporation shareholders’ equity (in billions of yen)	578.3	626.4	634.9	653.3
Kubota Corporation shareholders’ equity per common share (in yen)	454.60	492.51	499.24	520.14

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	Net income attributable to Kubota Corporation per common share is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per common share is calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

3.	Kubota Corporation shareholders’ equity per common share is calculated based on total amount of Kubota Corporation shareholders’ equity in consolidated balance sheets.

4.	The amounts have been rounded off to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded off to the nearest yen.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2009 (119th)	Year ended March 31, 2010 (120th)	Year ended March 31, 2011 (121st)	Year ended March 31, 2012 (122nd)
Net sales (in billions of yen)	643.0	540.4	565.0	622.8
Operating income (in billions of yen)	27.8	25.6	28.7	35.2
Ordinary income (in billions of yen)	25.6	37.4	33.8	41.6
Net income (in billions of yen)	3.8	29.2	20.5	29.7
Net income per common share (in yen) (Basic)	3.01	23.02	16.11	23.52
Total assets (in billions of yen)	736.4	744.1	719.2	798.1
Net assets (in billions of yen)	409.0	432.0	432.8	438.8
Net assets per common share (in yen)	321.47	339.59	340.27	349.30

Notes:

1.	Net income per common share is calculated based on the weighted average number of outstanding common shares for the period. Net assets per common share are calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

2.	The amounts have been rounded down to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded down to the nearest yen.

(4) Main Subsidiaries and Affiliated Companies (As of March 31, 2012)

Name		Issued capital	Percentage of voting shares		Major operations

(Subsidiaries)
1	Kubota Credit Co., Ltd.	¥0.3 billion	69.7 [18.0	]	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

2	Kubota-C.I. Co., Ltd.	¥3.0 billion	70.0		Manufacturing and sales of plastic pipes and fittings

3	Kubota U.S.A., Inc.	US$167 million	100.0		Administration of subsidiaries in the U.S.A.

4	Kubota Tractor Corporation	US$37 million	90.0 [90.0	]	Sales of tractors, small-sized construction machinery and related products in the U.S.A.

5	Kubota Credit Corporation	US$8 million	100.0 [90.0	]	Retail financing to purchasers of tractors, construction machinery and related products in the U.S.A.

6	Kubota Manufacturing of America Corporation	US$10 million	100.0 [100.0	]	Manufacturing and sales of small-sized tractors, lawn mowers and utility vehicles

7	Kubota Industrial Equipment Corporation	US$20 million	100.0 [100.0	]	Manufacturing and sales of implements for tractors

8	Kubota Engine America Corporation	US$10 million	90.0 [90.0	]	Sales, engineering and after-sales service of engines, engine parts and engine accessories

9	Kubota Canada Ltd.	Can$6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

10	Kubota Metal Corporation	Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada

11	Kubota Europe S.A.S.	EUR11 million	73.8		Sales of tractors, engines and small-sized construction machinery in Europe, mainly in France

12	Kubota Baumaschinen GmbH	EUR14 million	100.0		Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

13	Kubota (Deutschland) GmbH	EUR3 million	80.0		Sales of tractors, tillers, engines and other machinery in Germany

14	Kubota (U.K.) Limited	£2 million	60.0		Sales of tractors, tillers, engines, small-sized construction machinery and other machinery in the U.K. and Ireland

15	Kverneland ASA	EUR17 million	79.0 [79.0	]	Manufacturing and sales of agricultural implements

16	Kubota Agricultural Machinery (Suzhou) Co., Ltd.	RMB 170 million	100.0		Manufacturing and sales of combine harvesters and rice transplanters and parts in China

17	SIAM KUBOTA Corporation Co., Ltd.	2,739 million bahts	60.0		Manufacturing and sales of tractors, combine harvesters, implement, diesel engines, power tillers and other machinery in Thailand and neighboring countries

18	SIAM KUBOTA Metal Technology Co., Ltd.	900 million bahts	100.0 [100.0	]	Manufacturing of casting parts for tractors and engines

(Affiliated Company)

1	KMEW Co., Ltd.	¥8.0 billion	50.0		Manufacturing and sales of roofing and siding materials

Notes:

1.	Figures inside [ ] represents ratio of indirect holding shares to total shares of each subsidiary, which is included in total percentage of voting shares described above [ ].

2.	The number of subsidiaries for the year under review is 150 (including above 18 companies), increase of 46 companies from the prior year.

3.	Consolidated financial results of fiscal year ended March 31, 2011 are described in “I. Item of Overview of Operations, (1) Review of Operations”.

4.	The Company acquired Kverneland ASA through a public offer and it became its consolidated subsidiary in March 2012.

(5) Main Line of Business (As of March 31, 2012)

The Company is conducting its businesses in four fields: “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure” and “Other”.

Farm & Industrial Machinery

Farm equipment	Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters

Ancillary tools and Implements for Agriculture	Implements, Attachments, Rice dryers, Mower, Pesticide sprayer, Vegetable production equipment, Rice mill, Refrigerator, Electric scooter, Automatic rice cooker and other equipment for agricultural use

Farm facilities	Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant, Farming Shed

Outdoor power equipment	Lawn and garden equipment, Lawn mower, Utility vehicle

Engines	Engines (for farming, construction, industrial machinery and generators)

Construction machinery	Mini excavators, Wheel loaders, Compact track loaders, Carriers, Tractor shovels, Welders, Generators, Light towers and other construction machinery related products

Water & Environment Systems

Pipe-related products	Ductile iron pipes, Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Plastic lining steel pipe, Fittings and accessories), Valves (for water supply and sewerage systems, etc.), Small scale hydraulic power generating facility, Cast-iron drainage pipe, Single stack drain fitting

Environment- related products	Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants, Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification, Membrane methane fermentation unit), Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants, Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields), Johkasou systems (Septic Tanks), Bathtubs

Social Infrastructure

Industrial castings	Reformer tubes, Hearth rolls, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials)

Steel pipes	Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile)

Vending machines	Vending machines (for drinks, cigarettes)

Electronic equipped machinery	Scales, Weighing and measuring control system

Air-conditioning equipment	Air-conditioning equipment

Other

Design and construction of water supply and sewerage systems, engineering works and architecture, Services, Roofing and siding materials

(6) Main domestic Offices and Factories (As of March 31, 2012)

	Name	Location
Offices

Head Office

Tokyo Head Office

Hokkaido Regional Office

Tohoku Regional Office

Chubu Regional Office

Chugoku Regional Office

Shikoku Regional Office

Kyusyu Regional Office

Hanshin Office

Okajima Business Center

Kyuhoji Business Center

Farm & Industrial Machinery Higashi-Nihon Office

Farm & Industrial Machinery Nishi-Nihon Office

Yokohama Branch

Osaka [Osaka]

Chuo-ku [Tokyo]

Sapporo [Hokkaido]

Sendai [Miyagi]

Nagoya [Aichi]

Hiroshima [Hiroshima]

Takamatsu [Kagawa]

Fukuoka [Fukuoka]

Amagasaki [Hyogo]

Osaka [Osaka]

Yao [Osaka]

Saitama [Saitama]

Amagasaki [Hyogo]

Yokohama [Kanagawa]

Plants	Hanshin Plant Keiyo Plant Hirakata Plant Shiga Plant Ryugasaki Plant Sakai Plant Utsunomiya Plant Tsukuba Plant Sakai-Rinkai Plant	Amagasaki [Hyogo] Funabashi and Ichikawa [Chiba] Hirakata [Osaka] Konan [Shiga] Ryugasaki [Ibaraki] Sakai [Osaka] Utsunomiya [Tochigi] Tsukubamirai [Ibaraki] Sakai [Osaka]

Main subsidiaries and affiliated companies (Location)

Farm & Industrial Machinery

22 domestic sales companies of farm equipment

Kubota Agri East Japan Corporation (Saitama, Japan)

Kubota Agri West Japan Corporation (Amagasaki, Japan)

Kubota Kenki Japan Corporation (Amagasaki, Japan)

Kubota Credit Co., Ltd. (Osaka, Japan)

Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)

Kubota U.S.A., Inc. (U.S.A.)

Kubota Tractor Corporation (U.S.A.)

Kubota Credit Corporation U.S.A. (U.S.A.)

Kubota Manufacturing of America Corporation (U.S.A.)

Kubota Industrial Equipment Corporation (U.S.A.)

Kubota Engine America Corporation (U.S.A.)

Kubota Canada Ltd. (Canada)

Kubota Europe S.A.S. (France)

Kubota Baumaschinen GmbH (Germany)

Kubota (Deutschland) GmbH (Germany)

Kubota (U.K.) Ltd. (U.K.)

Kverneland ASA (Norway)

Kubota Agricultural Machinery (Suzhou) Co., Ltd. (China)

SIAM KUBOTA Corporation Co., Ltd. (Thailand)

SIAM KUBOTA Metal Technology Co., Ltd. (Thailand)

Water & Environment Systems

Kubota-C.I. Co., Ltd. (Osaka, Japan) Nippon Plastic Industry Co., Ltd. (Komaki, Japan) Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Social Infrastructure

Kubota Metal Corporation (Canada) Kubota Air Conditioner, Ltd. (Chuo-ku, Tokyo, Japan)

Other

Kubota Construction Co., Ltd. (Osaka, Japan) KMEW Co., Ltd. (Osaka, Japan)

(7) Employees (As of March 31, 2012)

	Number of employees	Change from previous period
Consolidated:	29,185	+3,776
Non-consolidated:	9,833	+186

(8) Main Financing Bank (As of March 31, 2012)

Name	Balance of the loan
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥60.3 billion
Sumitomo Mitsui Banking Corporation	¥46.8 billion

II. Item on Shares of Kubota Corporation

(1) Stock Data (As of March 31, 2012)

1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,285,919,180 shares
(including 29,553,404 shares of treasury stock)
3) Number of Shareholders:	44,356

4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.

5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*)
The Master Trust Bank of Japan, Ltd. (Trust Account)	107,318	8.54
Nippon Life Insurance Company	75,808	6.03
Meiji Yasuda Life Insurance Company	59,929	4.77
Japan Trustee Services Bank, Ltd. (Trust Account)	59,649	4.74
J.P. Morgan Chase Bank 380055	45,384	3.61
Sumitomo Mitsui Banking Corporation	45,006	3.58
Mizuho Corporate Bank, Ltd.	40,851	3.25
Moxley & Co. LLC	31,758	2.52
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	27,153	2.16
Japan Trustee Services Bank, Ltd. (Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account)	22,982	1.82

Notes:

1.	Kubota Corporation held 29,553,404 shares of treasury stock. However, they were excluded on the above table of “Principal Shareholders (Top 10)”.

2.	(*) Percentage of issued shares is calculated excluding treasury stock on March 31, 2012.

(2) Purchase, sale and possession of treasury stock (As of March 31, 2012)

1) Total amount of shares purchased during this fiscal year

Total number of treasury stock purchased:	15,791,586 common shares
Total amount of treasury stock purchased:	¥10,016,251,688

Notes:

(a)	Total amount of treasury stock purchased, pursuant to the resolutions of Board of Directors’ Meeting

Total number of treasury stock purchased:	15,768,000 common shares
Total amount of treasury stock purchased:	¥9,999,638,000

(b)	Total amount of shares purchased less than the minimum unit

Total number of shares acquired:	23,586 common shares
Total amount of shares acquired:	¥16,613,688

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares sold:	2,841 common shares
Total amount of shares sold:	¥1,859,633

3) Total number of treasury stock on March 31, 2012:	29,553,404 of common shares

(Total number of treasury stock on March 31, 2011:	13,764,659 of common shares)

III. Item of Directors and Corporate Auditors of Kubota Corporation

(1) Name of Directors and Corporate Auditors (As of March 31, 2012)

Title	Name	Responsibilities and important concurrent offices
Representative Director, Chairman, President & CEO	Yasuo Masumoto

Representative Director and Executive Vice President	Tetsuji Tomita	General Manager of Farm & Industrial Machinery Consolidated Division

Director and Senior Managing Executive Officer	Satoru Sakamoto	In charge of Planning & Control Headquarters and Global IT management Office

Director and Senior Managing Executive Officer	Takeshi Torigoe*	General Manager of Social Infrastructure Consolidated Division, In Charge of Quality Assurance & Manufacturing Promotion Dept.

Director and Managing Executive Officer	Masayoshi Kitaoka*	General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

Director and Managing Executive Officer	Toshihiro Kubo*	In charge of Personnel Dept., Secretary Dept., Corporate Communications Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office

Director	Yuzuru Mizuno	Representative Director and Executive Vice President of Matsushita Real Estate Co., Ltd.

Director	Junichi Sato*	Senior Executive Officer Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan)

Corporate Auditor	Hirokazu Nara*	Full-time

Corporate Auditor	Hiroshi Shiaku*	Full-time

Corporate Auditor	Masao Morishita	Full-time

Corporate Auditor	Akira Negishi*	Attorney, Professor of Konan Law School

Corporate Auditor	Ryoji Sato*	Certified Public Accountant

Notes:

1.	Messrs. Yuzuru Mizuno, Junichi Sato are outside Directors.

2.	Messrs. Masao Morishita, Akira Negishi, Ryoji Sato are outside Corporate Auditors.

3.	Kubota Corporation reported to Tokyo Stock Exchange and Osaka Securities Exchange that all outside Directors and outside Corporate Auditors of Kubota Corporation are independent board members under the rules of those securities.

4.	Mr. Ryoji Sato, an outside Corporate Auditor of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

5.	Matsushita Real Estate Co., Ltd., of which Mr. Yuzuru Mizuno currently holds an important post, has no special relation with Kubota Corporation.

Daikin Industries, Ltd., of which Mr. Junichi Sato currently holds an important post, has no special relation with Kubota Corporation.

6.	Changes of Directors during the fiscal year ended March 31, 2012

1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 121st Ordinary General Meeting of Shareholders held on June 24, 2011 and assumed their offices.

2)	Directors of Kubota Corporation, namely Messrs. Daisuke Hatakake, Moriya Hayashi, Hirokazu Nara, Kan Trakulhoon and Corporate Auditors of Kubota Corporation, namely Messrs. Yoshiharu Nishiguchi, Masanobu Wakabayashi retired at the conclusion of the 121st Ordinary General Meeting of Shareholders on June 24, 2011.

Corporate Auditors of Kubota Corporation, namely Messrs. Toshihiro Fukuda, Yoshio Suekawa resigned at the end of the 121st Ordinary General Meeting of Shareholders held on June 24, 2011.

7.	Directors of Kubota Corporation, namely Messrs. Takeshi Torigoe, Masayoshi Kitaoka will retire at the conclusion of the 122nd Ordinary General Meeting of Shareholders on June 22, 2012.

Mr. Takeshi Torigoe will continue assuming office as Senior Managing Executive Officer of Kubota Corporation.

8.	Kubota Corporation had changed title and responsibilities and principal position of Directors as follows on April 1, 2012.

Title	Name	Responsibilities and principal position
Representative Director and Executive Vice President	Tetsuji Tomita	In charge of Corporate Staff

Director and Senior Managing Executive Officer	Satoru Sakamoto	In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters

Director and Senior Managing Executive Officer	Takeshi Torigoe	General Manager of Materials Division, General Manager of Electronic Equipped Machinery Division

Director and Managing Executive Officer	Toshihiro Kubo	General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office

Director	Masayoshi Kitaoka

9.	Kubota Corporation appointed Executive Officers as follow on April 1, 2012.

Executive Officers indicated by an asterisk (*) in the below table were newly appointed on April 1, 2012.

2 Executive Officers of Kubota Corporation, namely Messers. Eisaku Shinohara, Hideki Iwabu left their offices as the end of their term approaches on March 31, 2012.

Executive Officers (on April 1, 2012)

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Masatoshi Kimata	In charge of Water & Environment Domain, General Manager of Tokyo Head Office

Senior Managing Executive Officer	Nobuyuki Toshikuni	General Manager of Research & Development Headquarters, General Manager of Farm & Industrial Machinery R&D Headquarters

Managing Executive Officer	Katsuyuki Iwana	General Manager of Machinery Procurement Headquarters

Managing Executive Officer	Kenshiro Ogawa	General Manager of Quality Assurance & Manufacturing Headquarters

Managing Executive Officer	Tetsu Fukui	General Manager of Water Engineering & Solution Division, General Manager of Water & Environment R&D

Managing Executive Officer	Satoshi Iida	General Manager of Farm & Utility Machinery Division, General Manager of Farm & Utility Machinery International Operation

Managing Executive Officer	Shigeru Kimura	General Manager of Planning & Control Headquarters

Managing Executive Officer	Yujiro Kimura	General Manager of Pipe Systems Division

Executive Officer	Masakazu Tanaka	Deputy General Manager of Farm & Industrial Machinery R&D Headquarters

Executive Officer	Taichi Itoh	Deputy General Manager of Human Resources & General Affairs Headquarters

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	Deputy General Manager of Human Resources & General Affairs Headquarters

Executive Officer	Yuichi Kitao	President of Kubota Tractor Corporation

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	Deputy General Manager of Business Development Headquarters, General Manager of International Business Promotion Dept.

Executive Officer	Hiroshi Kawakami	President of SIAM KUBOTA Corporation Co., Ltd.

Executive Officer	Satoshi Machida	General Manager of Farm & Utility Machinery Engineering Headquarters

Executive Officer	Masaharu Tabata	Deputy General Manager of Quality Assurance & Manufacturing Headquarters

Executive Officer	Yoshiyuki Fujita	General Manager of Global Management Promotion Dept.

Executive Officer	Kaoru Hamada	President of Kubota Metal Corporation

Executive Officer	Takashi Uei	President of Kubota China Holdings Co., Ltd., President of Kubota Environmental Engineering (SHANGHAI) Co., Ltd.

Executive Officer	Hironobu Kubota*	President of Kubota Manufacturing of America Corporation

Executive Officer	Junji Ogawa*	General Manager of Water & Environment Planning & Control Dept.

Executive Officer	Yasuo Nakata*	General Manager of Construction Machinery Division, General Manager of Construction Machinery Planning & Sales Promotion Dept.

Executive Officer	Masato Yoshikawa*	General Manager of Corporate Planning & Control Dept.

(2) Remuneration for Directors and Corporate Auditors

Title	Number	Total
Director	12	¥ 455 million (including ¥ 21 million for 3 outside Directors)

Corporate Auditor	9	¥ 112 million (including ¥ 50 million for 5 outside Corporate Auditors)

Note:

1.	The above remuneration for Directors and Corporate Auditors of Kubota Corporation includes the remuneration for 4 Directors (including 1 outside Director) and 4 Corporate Auditor (including 2 outside Corporate Auditor) who left their office at the end of the 121st Ordinary General Meeting of Shareholders on June 24, 2011.

2.	Remuneration for Directors includes ¥96 million of bonuses for Directors to be proposed on the 122nd Ordinary General Meeting of Shareholders.

(3) Policy for Determination of Remuneration and its Calculation Method for Directors and Corporate Auditors

The remuneration for directors is determined at the Board of Directors Meeting in consideration of operating result, compensation levels of other companies, wage level of employees, and the report of the Compensation Council within the range of remuneration amounts resolved by a general meeting of shareholders. The Compensation Council is composed of representative directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the Board of Directors Meeting after approval of President.

The remuneration for corporate auditors is determined by agreement of the Board of Corporate Auditors within the range of remuneration amounts resolved by a general meeting of shareholders.

(4) Activity report for outside Directors and outside Corporate Auditors

Position	Name	Their Activities
Director	Yuzuru Mizuno	Mr. Yuzuru Mizuno attended all 13 Board of Directors’ Meetings and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of corporate accounting, finance, and foreign business management.

Director	Junichi Sato	Mr. Junichi Sato attended all 11 Board of Directors’ Meetings after his assuming office on June 24, 2011 and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of foreign business management and strategy.

Corporate Auditor	Masao Morishita	Mr. Masao Morishita, who is a Corporate Auditor (full-time), attended all 13 Board of Directors’ Meetings and all 15 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Corporate Auditor	Akira Negishi	Mr. Akira Negishi attended 10 Board of Directors’ Meetings (out of 11 meetings) and all 12 Board of Corporate Auditors’ Meetings after his assuming office on June 24, 2011 and expressed opinions based on long experience of legal scholar and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Corporate Auditor	Ryoji Sato	Mr. Ryoji Sato attended 10 Board of Directors’ Meetings (out of 11 meetings) and all 12 Board of Corporate Auditors’ Meetings after his assuming office on June 24, 2011 and expressed opinions based on long experience as Certified Public Accountant and professional viewpoint, regarding accounting and financial matters, including accounting principles generally accepted in the United States of America. He also attended the regular meetings with Representative Directors and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu LLC (Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2012

1) Amount of compensation provided for the fiscal year ended March 31, 2012	¥200 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥243 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to the Corporate Law and the compensation related to the Financial Products Trading Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the support services related to consultations on accounting and finance, which are not services specified in Article 2 Paragraph 1 of the Certified Public Accountant Law.

3.	Kubota Tractor Corporation and other 15 principal subsidiaries are audited by independent auditors different from the Independent Auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

The Board of Corporate Auditors examines the dismissal or non-reelection of the Independent Auditor if Kubota Corporation believes that it infringes upon or contravenes laws and regulations such as the Corporate Law, the Certified Public Accountant Law, or other laws. If the Board of Corporate Auditors determines that the dismissal or non-reelection is reasonable, it submits, in accordance with the rules and regulations for the Board of Corporate Auditors, a request to the Board of Directors to include the “dismissal or non-reelection of accounting auditor” in the agenda of the ordinary general meeting of shareholders.

V. Item of Systems to be developed to Establish Internal Control Systems

The Company has set and is implementing the following nine systems to ensure the propriety of our business operations.

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors, Executive Officers and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors, Executive Officers and employees of Kubota Corporation and its subsidiaries.

Under the Company-Wide Risk Control Committee, the department in charge designated for each risk category of management risks (hereinafter referred to as the “department in charge”) undertakes such activities as education and training to promote compliance with laws and ethics, and performs internal audits.

In addition, based on the operational regulations “Operation of Whistle Blowing System”, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors and Executive Officers in accordance with its in-house rules and regulations, such as the “Regulations on Custody of Documents” and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing in-charge departments or committees under the Company-Wide Risk Control Committee, and by providing internal rules and regulations, manuals, and other guidelines to respond to such risks.

In order to respond to new risks, the Company-Wide Risk Control Committee will determine the department in charge, and the new risks will be controlled by the said department.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors and Executive Officers execution of their duties.

At the Executive Officers’ Meeting, President & Representative Director gives directions and information to the Executive Officers about policies and resolutions of the Board of Directors. The progress of execution of their duties is reported to President & Representative Director by the Executive Officers.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system, in accordance with the operational regulations “Operation of Management Committee and Investment Council”.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and regulations and establishes proper internal control systems. The status of the establishment and operation of internal control systems related to the management risks including the internal control systems over financial reporting is audited by the internal auditing department and departments in charge, after self-audits performed by each department of the Company and its subsidiaries, and the results of such audits are reported to the Directors in charge, Chairman of the Company-Wide Risk Control Committee, President & Representative Director, the Board of Directors and Corporate Auditors.

Kubota Corporation manages its subsidiaries in accordance with the “Regulations on Management of Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Corporate Auditors and other systems related to reports to Corporate Auditors

The Directors, Executive Officers and employees report the following matters to the Corporate Auditors without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and departments in charge
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Board of Corporate Auditors or Corporate Auditors

7.	Matters related to employees who are requested to assist Corporate Auditors in their duties

Kubota Corporation establishes an office of Corporate Auditors and assigns employees to exclusively support the Corporate Auditors perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Corporate Auditors.

9.	Other systems to ensure effective audits by the Corporate Auditors

(a)	The President & Representative Director of Kubota Corporation has meetings with the Corporate Auditors periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Corporate Auditors explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Corporate Auditors to enhance the exchange of information and establish an effective cooperation with the Corporate Auditors.

VI.	Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 10, 2012 that Kubota Corporation would pay ¥8 year-end dividend per common share on June 25, 2012. As a result, the annual dividend per common share for the fiscal year ended March 31, 2012 will be ¥15 (including paid interim dividend which was ¥7), an increase of ¥1 from the prior fiscal year.

Notice of year-end dividend

1) Amount of year-end dividend	¥8 per common share (Total ¥ 10,050,926,208)

2) Record date of year-end dividend	March 31, 2012

3) Payment date	Monday, June 25, 2012

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets	(In millions of yen)

	March 31, 2012	March 31, 2011 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	100,559	105,293	(4,734)
Notes and accounts receivable:
Trade notes	71,713	56,185	15,528
Trade accounts	321,451	300,229	21,222
Less: Allowance for doubtful notes and accounts receivable	(2,404)	(2,806)	402

Total notes and accounts receivable, net	390,760	353,608	37,152

Short-term finance receivables-net	108,160	100,437	7,723
Inventories	202,070	174,217	27,853
Other current assets	64,463	43,649	20,814

Total current assets	866,012	777,204	88,808

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	17,971	16,569	1,402
Other investments	101,705	100,498	1,207
Long-term finance receivables-net	204,272	199,829	4,443

Total investments and long-term finance receivables	323,948	316,896	7,052
Property, plant, and equipment:
Land	89,529	89,435	94
Buildings	226,598	217,738	8,860
Machinery and equipment	361,433	352,064	9,369
Construction in progress	8,079	9,631	(1,552)

Total	685,639	668,868	16,771
Accumulated depreciation	(460,572)	(451,510)	(9,062)

Net property, plant, and equipment	225,067	217,358	7,709

Other assets:
Goodwill and intangible assets-net	26,904	7,441	19,463
Long-term trade accounts receivable	31,409	27,487	3,922
Other	15,204	11,398	3,806
Less: Allowance for doubtful receivables	(875)	(932)	57

Total other assets	72,642	45,394	27,248

Total	1,487,669	1,356,852	130,817

Consolidated Balance Sheets

Liabilities and Equity	(In millions of yen)

	March 31, 2012	March 31, 2011 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	69,623	76,642	(7,019)
Trade notes payable	16,905	13,978	2,927
Trade accounts payable	199,072	150,825	48,247
Advances received from customers	6,983	3,270	3,713
Notes and accounts payable for capital expenditures	13,817	9,800	4,017
Accrued payroll costs	30,830	26,847	3,983
Accrued expenses	33,617	29,616	4,001
Income taxes payable	16,449	4,702	11,747
Other current liabilities	41,477	33,892	7,585
Current portion of long-term debt	107,210	85,556	21,654

Total current liabilities	535,983	435,128	100,855
Long-term liabilities:
Long-term debt	184,402	191,760	(7,358)
Accrued retirement and pension costs	41,882	35,285	6,597
Other long-term liabilities	18,188	13,318	4,870

Total long-term liabilities	244,472	240,363	4,109

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070	84,070	—
Capital surplus	88,834	89,140	(306)
Legal reserve	19,539	19,539	—
Retained earnings	560,710	516,858	43,852
Accumulated other comprehensive loss	(80,542)	(65,381)	(15,161)
Treasury stock	(19,328)	(9,341)	(9,987)

Total Kubota Corporation shareholders’ equity	653,283	634,885	18,398
Noncontrolling interests	53,931	46,476	7,455

Total equity	707,214	681,361	25,853

Total	1,487,669	1,356,852	130,817

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2012	Year ended March 31, 2011 (Reference)	Change (Reference)
	Amount	Amount	Amount
Revenues	1,008,019	933,685	74,334
Cost of revenues	735,836	678,653	57,183
Selling, general, and administrative expenses	170,252	165,407	4,845
Other operating expenses (income)	(3,749)	3,514	(7,263)

Operating income	105,680	86,111	19,569

Other income (expenses):

Interest and dividend income	3,760	3,429	331
Interest expense	(1,892)	(1,632)	(260)
Gain on sales of securities-net	105	4,845	(4,740)
Gain on nonmonetary exchange of securities	—	2,774	(2,774)
Valuation loss on other investments	(2,570)	(1,758)	(812)
Foreign exchange loss-net	(7,609)	(1,640)	(5,969)
Other-net	3,464	(829)	4,293

Other income (expenses), net	(4,742)	5,189	(9,931)
Income before income taxes and equity in net income of affiliated companies	100,938	91,300	9,638

Income taxes:

Current	35,594	27,137	8,457
Deferred	954	3,547	(2,593)

Total income taxes	36,548	30,684	5,864

Equity in net income of affiliated companies	1,629	492	1,137

Net income	66,019	61,108	4,911
Less: Net income attributable to the noncontrolling interests	4,467	6,286	(1,819)

Net income attributable to Kubota Corporation	61,552	54,822	6,730

Consolidated Statements of Changes in Equity

Year ended March 31, 2012	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, April 1, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					61,552			4,467	66,019

Other comprehensive loss						(15,117)		(2,845)	(17,962)
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share					(17,700)				(17,700)
Cash dividends paid to the noncontrolling interests								(291)	(291)
Purchases and sales of treasury stock	(15,729)						(9,987)		(9,987)
Increase in noncontrolling interests related to contribution								73	73
Changes in ownership interests in subsidiaries			(306)			(44)		6,051	5,701

Balance, March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Year ended March 31, 2011	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Net income					54,822			6,286	61,108
Other comprehensive loss						(30,710)		(3,073)	(33,783)

Cash dividends paid to Kubota Corporation shareholders, ¥12 per common share					(15,267)				(15,267)
Cash dividends paid to the noncontrolling interests								(307)	(307)
Purchases and sales of treasury stock	(134)		1				(76)		(75)
Increase in noncontrolling interests related to contribution			(5)					400	395
Changes in ownership interests in subsidiaries			(97)			(180)		(2,052)	(2,329)

Balance, March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. Certain supplementary material and notes required under US GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and Application of equity method

150 subsidiaries are consolidated. 20 affiliated companies are accounted for under the equity method.

3.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

4.	Valuation of Securities

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in equity, and cost of securities sold is determined by the moving-average method.

5.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Depreciation of intangible fixed assets is mainly computed by using the straight-line method. The Company doesn’t depreciate intangible fixed assets which have indefinite useful lives and tests them annually for impairment.

6.	Basis of Provision for Allowance

The allowance for doubtful receivables is determined on the basis of the collection status of receivables, historical credit loss experience, economic trends, customer’s ability to repay, and collateral values. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

Accrued employees’ retirement benefits are provided for payments of retirement benefits based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

7.	Adoption of New Accounting Standard

The Company adopted a new accounting standard related to revenue recognition for multiple-deliverable arrangements from April 1, 2011. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

8.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2012, the balances of each classification within accumulated other comprehensive loss were as follows:

Millions of Yen
Foreign currency translation adjustments	¥(76,476)
Unrealized gains on securities	19,112
Unrealized losses on derivatives	(256)
Pension liability adjustments	(22,922)

Accumulated other comprehensive loss	¥(80,542)

3.	At March 31, 2012, assets pledged as collateral for debt were as follows:

Millions of Yen
Short-term finance receivables	¥14,716
Other current assets	273
Long-term finance receivables	20,688
Property, plant, and equipment	1,749

Total	¥37,426

The above assets were pledged against the following liabilities:

Millions of Yen
Short-term borrowings	¥669
Current portion of long-term debt	12,800
Long-term debt	18,199

Total	¥31,668

4.	The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2012 was ¥10,987 million.

Notes to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.

Notes to Consolidated Statement of Changes in Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2012, the number of shares issued was as follows:

Common stock	1,285,919	thousand shares

3.	The components of other comprehensive loss for the year ended March 31, 2012 were as follows:

	Millions of Yen
	Attributable to Kubota Corporation	Attributable to the noncontrolling interests	Total
Foreign currency translation adjustments	¥(10,743)	¥(2,616)	¥(13,359)
Unrealized gains on securities	3,190	30	3,220
Unrealized gains on derivatives	531	7	538
Pension liability adjustments	(8,095)	(266)	(8,361)

Other comprehensive loss	¥(15,117)	¥(2,845)	¥(17,962)

Notes to Financial Instruments

1.	Description of Financial Instruments

A large portion of trade accounts receivable and retail finance receivables are from dealers or customers in the farm equipment market in North America. However, the Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

Other investments which include equity securities are classified as available-for-sale securities. They are possible to be influenced by changes in circumstances such as stock market fluctuation. Therefore, the Company reviews periodically for impairment.

The main methods of obtaining financing available to the Company are borrowing from financial institutions and issuance of bonds. Therefore, the Company is exposed to interest rate risks inherent in these obligations. In order to hedge these risks, the Company uses interest rate swap contracts and cross-currency interest rate swap contracts.

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and cross-currency swap contracts designated to mitigate its exposure to foreign currency exchange risks.

The Company manages derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for speculations. The credit risks associated with these instruments are not considered to be significant since the counterparties are financial institutions with high creditworthiness and the Company does not anticipate any such losses.

2.	Fair Value of Financial Instruments

The carrying value and fair value of financial instruments at March 31, 2012 were as follows:

		Millions of Yen
		Carrying Value	Fair Value

Financial assets:
Finance receivables-net	*1	¥203,861	¥205,638
Other investments	*2	92,399	92,399
Long-term trade accounts receivable	*1	57,283	60,583

Financial liabilities:
Long-term debt	*1	(288,272)	(288,038)

Derivative financial instruments recorded as liabilities:	*3
Foreign exchange forwards		(1,819)	(1,819)
Cross-currency swaps		134	134
Interest rate swaps		(410)	(410)
Cross-currency interest rate swaps		1,936	1,936

*1	The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. The carrying value of finance receivables-net in the table excludes finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. The carrying value of long-term debt in the table excludes capital lease obligations but includes the current portion, which is included in current portion of long-term debt on the consolidated balance sheets.
*2	Available-for-sale securities are stated at fair value based on market prices for identical instruments at fiscal year-end. The amount of other investments in the table excludes investments in non-marketable equity securities (¥ 9,306 million) for which there is no readily determinable fair value.
*3	Derivative financial instruments are stated at fair value based on observable market inputs from major international financial institutions.
*4	The carrying value of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximates the fair value because of the short maturity of those instruments.

Notes to Per Common Share Information

1. Kubota Corporation shareholders’ equity per common share	¥520.14

2. Net income attributable to Kubota Corporation per common share	¥48.75

Balance Sheets (Non-consolidated)

Assets	(In millions of yen)

	March 31, 2012	March 31, 2011 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:	422,981	372,243	50,737

Cash and deposits	31,695	50,218	(18,522)
Trade notes receivable	32,957	26,389	6,568
Trade accounts receivable	232,613	190,656	41,957
Finished goods	31,483	33,638	(2,155)
Work in process	18,518	17,562	955
Raw materials and supplies	5,704	5,546	158
Prepaid expenses	430	240	189
Deferred tax assets	10,547	9,666	880
Short-term loans receivable	41,290	26,099	15,191
Other	17,770	12,606	5,163
Allowance for doubtful receivables	(30)	(380)	350

Long-term assets:	375,141	346,973	28,168

Property, plant, and equipment, net of accumulated depreciation:	140,061	147,940	(7,879)
Buildings	36,684	37,285	(601)
Structures	5,052	5,186	(134)
Machinery and equipment	21,455	22,943	(1,487)
Transportation equipment	158	166	(7)
Tools, furniture and fixtures	3,889	5,059	(1,169)
Land	69,851	75,399	(5,548)
Construction in progress	2,968	1,898	1,070

Intangibles:	5,419	3,496	1,922
Patent rights	0	1	(0)
Leasehold rights	15	15	—
Trademark rights	15	15	0
Software	5,143	3,215	1,927
Facility utility rights	244	249	(4)

Investments:	229,660	195,535	34,124
Investment securities	99,766	98,684	1,082
Stock investments in subsidiaries and affiliated companies	86,010	63,699	22,311
Other investments	11	11	—
Other investments in subsidiaries and affiliated companies	15,348	7,007	8,340
Long-term loans receivable	24,368	24,025	343
Long-term loans receivable from employees	1	5	(3)
Long-term prepaid expenses	274	422	(148)
Prepaid pension cost	2,259	—	2,259
Other	3,541	3,587	(47)
Allowance for doubtful receivables	(1,920)	(1,907)	(12)

Total assets	798,123	719,217	78,906

Balance Sheets (Non-consolidated)

Liabilities and net assets	(In millions of yen)

	March 31, 2012	March 31, 2011 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:	304,426	201,630	102,796

Trade notes payable	3,450	2,815	635
Trade accounts payable	156,125	116,697	39,427
Short-term borrowings	16,000	6,500	9,500
Current portion of bonds	20,000	—	20,000
Lease obligations	488	1,497	(1,009)
Other accounts payable	14,382	10,127	4,255
Income tax payable	10,930	599	10,330
Accrued expenses	29,801	27,318	2,482
Advances received from customers	1,628	1,269	358
Deposits received	38,990	30,064	8,925
Provision for warranty costs	2,716	2,581	135
Provision for directors’ bonuses	92	93	(1)
Other	9,821	2,066	7,755

Long-term liabilities:	54,836	84,700	(29,864)

Bonds	10,000	30,000	(20,000)
Long-term borrowings	32,500	39,500	(7,000)
Lease obligations	47	507	(460)
Deferred tax liabilities	11,095	10,590	505
Accrued retirement and pension costs	—	2,778	(2,778)
Other	1,193	1,324	(131)

Total liabilities	359,263	286,331	72,932

Shareholders’ equity	401,963	399,967	1,995

Common stock	84,070	84,070	—
Capital surplus:	73,058	73,058	0
Additional paid-in capital	73,057	73,057	—
Other capital surplus	1	1	0
Retained earnings:	264,014	252,004	12,010
Legal reserve	19,539	19,539	—
Other retained earnings:	244,475	232,465	12,010
Reserve for special depreciation	13	18	(4)
Reserve for reduction entry of land	159	142	16
General reserve	214,342	211,742	2,600
Unappropriated retained earnings	29,960	20,562	9,398
Treasury stock	(19,180)	(9,166)	(10,014)
Valuation, translation adjustments and others	36,896	32,918	3,977

Unrealized holding gain on securities	36,896	32,919	3,976
Unrealized gain from hedging activities	—	(1)	1

Total net assets	438,860	432,886	5,973

Total liabilities and net assets	798,123	719,217	78,906

Statements of Income (Non-consolidated)

(In millions of yen)

	Year ended March 31, 2012	Year ended March 31, 2011 (Reference)	Change (Reference)
	Amount	Amount	Amount
Net sales	622,817	565,073	57,744
Cost of sales	501,096	451,032	50,064

Gross profit	121,721	114,041	7,680

Selling, general and administrative expenses	86,520	85,255	1,264

Operating income	35,200	28,785	6,415

Non-operating income:	14,378	13,836	542
Interest income	524	582	(57)
Dividend income	4,269	3,693	576
Other	9,584	9,560	23
Non-operating expenses:	7,911	8,810	(899)
Interest expense	1,180	1,315	(135)
Other	6,730	7,494	(764)

Ordinary income	41,668	33,811	7,856

Extraordinary gains:	5,411	4,720	691
Gain on sales of fixed assets	5,411	—	5,411
Gain on sales of securities	—	4,720	(4,720)
Extraordinary losses:	—	5,332	(5,332)
Impairment losses on fixed assets	—	3,016	(3,016)
Disaster related losses	—	2,315	(2,315)

Income before income taxes	47,079	33,198	13,880

Income taxes:	17,369	12,694	4,674
Current	15,641	7,442	8,199
Deferred	1,728	5,252	(3,524)

Net income	29,709	20,504	9,205

Statements of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2012	(In millions of yen)

	Shareholders’ equity										Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, April 1, 2011	84,070	73,057	1	19,539	18	142	211,742	20,562	(9,166)	399,967	32,919	(1)	32,918	432,886
Changes in this fiscal year
Reversal of reserve for special depreciation					(4)			4		—			—	—
Transfer of reserve for reduction entry of land						16		(16)		—			—	—
Transfer of general reserve							2,600	(2,600)		—			—	—
Dividends								(17,699)		(17,699)			—	(17,699)
Net income								29,709		29,709			—	29,709
Purchase of treasury stock									(10,016)	(10,016)			—	(10,016)
Disposal of treasury stock			0						1	1			—	1
Net change of items other than shareholders’ equity										—	3,976	1	3,977	3,977
Total changes in this fiscal year	—	—	0	—	(4)	16	2,600	9,398	(10,014)	1,995	3,976	1	3,977	5,973

Balance, March 31, 2012	84,070	73,057	1	19,539	13	159	214,342	29,960	(19,180)	401,963	36,896	—	36,896	438,860

Year ended March 31, 2011	(In millions of yen)

	Shareholders’ equity										Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2010	84,070	73,057	—	19,539	25	142	197,742	29,317	(9,118)	394,776	37,256	—	37,256	432,033
Changes in this fiscal year
Reversal of reserve for special depreciation					(7)			7		—			—	—
Transfer of general reserve							15,200	(15,200)		—			—	—
Reversal of general reserve							(1,200)	1,200		—			—	—
Dividends								(15,266)		(15,266)			—	(15,266)
Net income								20,504		20,504			—	20,504
Purchase of treasury stock									(49)	(49)			—	(49)
Disposal of treasury stock			1						2	3			—	3
Net change of items other than shareholders’ equity										—	(4,337)	(1)	(4,338)	(4,338)
Total changes in this fiscal year	—	—	1	—	(7)	—	14,000	(8,754)	(47)	5,191	(4,337)	(1)	(4,338)	852

Balance, March 31, 2011	84,070	73,057	1	19,539	18	142	211,742	20,562	(9,166)	399,967	32,919	(1)	32,918	432,886

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in net assets, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method and bookvalue of inventories is calculated by the write-down method based on decreased profitability. Finished goods and work-in-process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method and bookvalue of finished goods and work-in-process is calculated by the write-down method based on decreased profitability.

3. Depreciation of Fixed Assets

Depreciation of tangible fixed assets except for lease assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. In the afore-mentioned transactions of non-transfer ownership finance lease, the Company uses accounting method for ordinary rental transactions for lease transactions started on and before March 31, 2008.

4. Basis of Provision for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Provision for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Provision for directors’ bonuses is provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2012.

Accrued retirement and pension costs are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining-balance method over the average remaining years of the employees.

5. Recognition Criteria for Revenue and Costs

The Company applies the percentage-of-completion method to construction contracts commencing on and after April 1, 2009, when the outcome of them can be estimated reliably. Otherwise, the Company applies completed-contract method to them. In measuring the extent of progress toward completion, the Company uses the cost-to-cost method.

6. Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies

Short-term receivables from subsidiaries and affiliated companies	¥193,392 million
Long-term receivables from subsidiaries and affiliated companies	¥26,350 million
Short-term payables to subsidiaries and affiliated companies	¥48,872 million

3.	Accumulated depreciation of tangible fixed assets

(Including accumulated impairment losses)	¥346,976 million

4. Contingent Liabilities:

(1) Guarantees
Guarantees for borrowings of subsidiaries and affiliated companies from financial institution
Siam Kubota Leasing Co., Ltd.	¥14,931 million
Siam Kubota Metal Technology Co., Ltd.	¥2,718 million
Kubota Saudi Arabia Co. LLC	¥1,756 million
Tata Metariks Kubota Pipes Ltd.	¥629 million
Others (15 companies)	¥564 million

Total	¥20,600 million

Guarantees for group financing
Kubota Credit Co., Ltd.	¥9,195 million

(2) Notes discounted	¥276 million

5. Balance at March 31, 2012 includes the matured bill because the day at the end of the fiscal year was a holiday.
Notes receivable	¥5,345 million
Notes payable	¥554 million

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.
2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥330,570 million
Purchases from subsidiaries and affiliated companies	¥74,136 million
Transactions with subsidiaries and affiliated companies other than operating transactions	¥8,600 million

Notes to Statement of Changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of April 1, 2011 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2012 (thousands)
Common stock	1,285,919	—	—	1,285,919

3.	Type and number of treasury stock

Type of shares	Number of shares as of April 1, 2011 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2012 (thousands)
Common stock	13,764	15,791	2	29,553

4.	Dividend

(1)	Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 11, 2011	Common stock	¥8,905	¥7	March 31, 2011	June 27, 2011
Board of Directors’ Meeting on November 2, 2011	Common stock	¥8,794	¥7	September 30, 2011	December 2, 2011

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 10, 2012	Common Stock	¥10,050	Retained earnings	¥8	March 31, 2012	June 25, 2012

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued enterprise tax	¥921 million
Accrued bonus	¥4,212 million
Provision for warranty costs	¥1,032 million
Accrued retirement and pension costs	¥2,976 million
Valuation losses on securities	¥11,020 million
Other	¥9,432 million

Subtotal	¥29,596 million
Allowance for deferred tax assets	¥(9,008) million

Total deferred tax assets	¥20,587 million

2. Significant components of deferred tax liabilities
Unrealized holding gain on securities	¥(20,396) million
Other	¥(740) million

Total deferred tax liabilities	¥(21,136) million

Net deferred tax liabilities	¥(548) million

Notes to finance lease transactions

The Company uses accounting method for ordinary rental transactions for non-transfer ownership finance lease transactions started on and before March 31, 2008.

1. Acquisition costs	¥740 million
2. Accumulated depreciation	¥617 million
3. Future minimum lease payments	¥123 million
(Current portion of future minimum lease payments included above	¥81 million	)

4. Lease expenses (Depreciation expense)	¥134 million
Note.	Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

Notes to related party transactions

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Tractor Corporation	Kubota Engine America Corporation	SIAM KUBOTA Corporation Co., Ltd.

Location	California, U.S.A.	Illinois, U.S.A.	Pathumthani, Thailand

Common stock	US$37 million	US$10 million	2,739 million baht

Operations	Sales of tractors, small-sized construction machinery and related products in the U.S.A.	Sales, engineering and after-sales service of engines, engine parts and engine accessories	Manufacturing and sales of tractors, combine harvesters, implement, diesel engines, power tillers and other machinery in Thailand and neighboring countries

Percentage of voting shares	90.0*	90.0*	60.0

Relationship	Sales of products of Kubota, Interlocking Directors	Sales of products of Kubota	Manufacturing and sales of products of Kubota

Contents of transaction	Sales of tractors and other machinery (Note 1, 2)	Sales of engines (Note 1)	Sales of engines and other products (Note 1)

Amount of transaction (¥ million)	70,718	39,569	20,082

Accounts	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2011 (¥ million)	22,159	13,560	10,344

*	Indirect holding

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Baumaschinen GmbH	Kubota Kenki Japan Corporation	Kantokoshin Kubota Co., Ltd.

Location	Zweibrucken, Germany	Amagasaki, Japan	Saitama, Japan

Common stock	EUR14 million	¥300 million	¥100 million

Operations	Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany	Sales of small-sized construction machinery in Japan	Sales of farm equipment in Japan

Percentage of voting shares	100.0	100.0	96.4

Relationship	Manufacturing and sales of products of Kubota	Sales of products of Kubota	Sales of products of Kubota

Contents of transaction	Sales of construction machinery and other machinery (Note 1)	Sales of construction machinery and other machinery (Note 1)	Sales of tractors and other machinery (Note 1)

Amount of transaction (¥ million)	23,766	16,166	20,836

Accounts	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2011 (¥ million)	8,557	13,527	9,222

*	Indirect holding

Type	Subsidiary				Subsidiary

Name	Kubota Credit Co., Ltd.				Siam Kubota Leasing Co., Ltd.

Location	Osaka, Japan				Pathumthani, Thailand

Common stock	¥350 million				1,375 million baht

Operations	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan				Retail financing to purchasers of tractors, combine harvesters and others in Thailand

Percentage of voting shares	51.7 18.0*				100.0*

Relationship	Financial assistance, Interlocking Directors Credit Guarantee				Guarantee of indebtedness

Contents of transaction	Lending (Note 3, 4)		Interest receipt (Note 3)	Credit Guarantee (Note 5)	Guarantee of indebtedness (Note 6)

Amount of transaction (¥ million)	61,300		487	9,195	14,931

Accounts	Short-term loans receivable	Long-term loans receivable	Other (current assets)	—	—

Balance, March 31, 2011 (¥ million)	40,645	24,350	64	—	—

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2012 includes consumption tax.

<Terms and conditions of business and decision policies of terms and conditions of business and others>

Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2012, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

5.	Kubota Corporation provides guarantee for group financing of Kubota Credit Co., Ltd.

6.	Kubota Corporation provides guarantee for borrowings of Siam Kubota Leasing Co., Ltd. from financial institutions.

Notes to Per Common Share Information

1. Net assets per common share	¥349.30
2. Net income per common share	¥23.52

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 6, 2012

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Seiichiro Azuma

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Teruhisa Tamai

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2012 of Kubota Corporation and its consolidated subsidiaries (“the Company”), and the related consolidated statements of income and changes in equity, and the related notes for the fiscal year from April 1, 2011 to March 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements pursuant to the provisions of the second sentence of the first paragraph of Article 120-2 of the Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above, prepared with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America pursuant to the provisions of the second sentence of the first paragraph of Article 120-2of the Ordinance on Company Accounting, present fairly, in all material respects, the financial position of the Company and consolidated subsidiaries as of March 31, 2012, and the results of their operations for the year then ended.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 6, 2012

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Seiichiro Azuma

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Teruhisa Tamai

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2012 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 122nd fiscal year from April 1, 2011 to March 31, 2012, and the accompanying supplemental schedules.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and the accompanying supplemental schedules in conformity with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Board of Corporate Auditors

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 122nd fiscal year from April 1, 2011 to March 31, 2012, the Board of Corporate Auditors (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Corporate Auditor, and hereby report as follows:

1. Methods and details of audits by Corporate Auditors and the Board of Corporate Auditors

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Corporate Auditor on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Corporate Auditors, the audit policy, sharing of duties among auditors, and other audit-related items that were determined by us, each Corporate Auditor: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Corporate Auditor also monitored and verified: the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Companies Act Enforcement Regulation Article 100 Clauses 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately; and a system (internal control systems) established based on the said resolution. Each Corporate Auditor strove to communicate well and exchange information with the subsidiaries’ Directors and Corporate Auditors, and inspected some subsidiaries whenever necessary. Through these methods, each Corporate Auditor examined the business report for the 122nd period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 131) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements), for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report

1)	We have found that the business report and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	In respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

(3)	Results of the Audit for the consolidated financial statements

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

May 8, 2012

The Board of Corporate Auditors of Kubota Corporation
Corporate Auditor (full time)	Hirokazu Nara
Corporate Auditor (full time)	Hiroshi Shiaku
Corporate Auditor (Outside Corporate Auditor, full time)	Masao Morishita
Corporate Auditor (Outside Corporate Auditor)	Akira Negishi
Corporate Auditor (Outside Corporate Auditor)	Ryoji Sato

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 31, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department